Exhibit 99.1

Earnings 2Q21 Conference Call

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

suzano

Record EBITDA, further leverage reduction and moving forward on strategic agenda

Sales Volume

Pulp: 2.5 million tons (vs. 2.8 million tons 2Q20)

Paper[1]: 266k tons (vs. 202k tons 2Q20)

Pulp Inventory: below optimal operating level

Operating Performance

Adjusted EBITDA: R$5.9 billion (vs. R$4.2 billion 2Q20)

Operating Cash Generation[2]: R$4.9 billion (vs. R$3.4 billion 2Q20)

Cash Cost ex-downtime: R$680/ton (vs. R$599/ton 2Q20)

Financial Management

Liquidity: US$2.8 billion (vs. US$2.4 billion 1Q21)

Net Debt: US$11.4 billion (vs. US$11.6 billion 1Q21)

**Leverage[3]: 3.3x in US$** (vs. 3.8x in US$ 1Q21)

ESG:

- **New commitment to renewing life through biodiversity**
- **New SLB with water and D&I targets**

Spinnova

SPINNOVA IPO:

Market Cap[4]: € 514 million

Suzano's stake: 20%

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining capex. | [3] Net Debt / Adjusted EBITDA in the last 12 months. [4] On 06/30/2021

1,552 -50 150 350 550 750 950 LTM 2Q21 254 373 416 0 100 200 300 400 500 600 700 800 900 2Q20 1Q21 2Q21 Solid operational and commercial performance, with improved price and sales mix, led to record EBITDA per ton 4 PAPER AND PACKAGING BUSINESS ¹ Excluding Consumer Goods. | ² Excluding the impact of Management LTI. 2Q20: -R$ 22/ton; 1Q21: -R$ 57/ton; 2Q21: -R$ 22/ton; LTM 2Q21: -R$ 42/ton. 1,259 1,412 1,564 1,356 Net Average Price (R$/ton) Local Export 3,998 4,192 4,441 4,066 3,700 3,800 3,900 4,000 4,100 4,200 4,300 4,400 4,500 0 0.2 0.4 0.6 0.8 1 2Q20 1Q21 2Q21 LTM 2Q21 Paper Adjusted EBITDA2 R$/ton R$ MM Paper Sales¹ (‘000 ton) 177 169 110 176 182 87 112 91 88 84 264 281 201 264 266 0 100 200 300 400 500 600 2Q18 2Q19 2Q20 1Q21 2Q21 781 363 1,144 -50 150 350 550 750 950 LTM 2Q21

1,391 1,683 2,166 1,626 Robust sales volume and higher prices provide record quarterly EBITDA 5 PULP BUSINESS ¹ 2Q18 proforma figures. | ² Excluding Klabin sales revenue. Sales Volume¹ (´000 ton) Net Average Price – Export Market (R$/ton) Adjusted EBITDA² and EBITDA margin (%) 2,570 2,214 2,778 2,653 2,537 0 500 1000 1500 2000 2500 3000 3500 4000 4500 5000 10,380 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 UDM 2T21 2Q20 1Q21 2Q21 LTM 2Q21 3,862 4,466 5,496 55% 59% 65% -100% 400% 900% 1400% 1900% 2400% 2900% 3400% 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 2Q20 1Q21 2Q21 16,876 59% -400% 100% 600% 1100% 1600% 2100% 2600% 3100% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 LTM 2Q21 R$ MM R$/ton Average FX R$ 5.39 R$ 5.47 R$ 5.30 R$ 5.42 Margin (%) BRL USD 2,536 2,913 3,370 2,803 400 900 1400 1900 2400 2900 3400 2Q20 1Q21 2Q21 LTM 2Q21 470 532 636 518 400 450 500 550 600 2Q19 2Q18

(36) 4 (32) 259 23 282 238 40 282 138 10 148 599 680 4 2Q20 Δ Wood Δ Input Δ Fixed Cost Δ Energy FX 2Q21 (40) 8 (32) 270 12 282 253 25 282 140 8 148 4 623 680 1Q21 Δ Wood Δ Input Δ Fixed Cost Δ Energy FX 2Q21 Higher commodity prices pressuring cash cost in 2Q21 6 PULP BUSINESS Pulp Cash Cost 2Q21 vs. 2Q20 (ex-downtime – R$/ton) Pulp Cash Cost 2Q21 vs. 1Q21 (ex-downtime – R$/ton) +9% +13% Commodity prices effect: R$ 23/ton Commodity prices effect: R$ 46/ton

2.3 0.2 0.5 0.3 1.5 2.4 8.4 0.5 0,4 0.3 0.1 0.1 0.3 0.3 Liquidity 2021 2022 2023 2024 2025 2026 onward 0.7 Liability management and continued leverage reduction demonstrate financial discipline 7 FINANCIAL MANAGEMENT Net Debt (billion) and Leverage (in times) Amortization Schedule² (US$ billion) ¹ CETIP calculation methodology considers FX D 1 R$ 5.00. | ² Figures as of 06/30/2021 adjusted by liability management transactions announced on 07/16/21 and 07/27/21 . 12.4 11.6 11.4 67.9 66.3 57.2 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 20.0 Jun/20 Mar/21 Jun/21 Coluna1 Dez/192 Set/202 Dez/204 Jun/20 5.6x 3.9x 3.1x 4.7x 3.8x 3.3x 2.6x 2.8x 3.0x 3.2x 3.4x 3.6x 3.8x 4.0x 4.2x 4.4x 4.6x 4.8x 5.0x 5.2x 5.4x 5.6x 5.8x Jun/20 Mar/21 Jun/21 In US$ In R$ In US$ In R$ Mar/21 Jun/21 Jun/20 Mar/21 Jun/21 R$/US$ 5.47 5.00 -1.0 -10.7 Average Cost (in US$): 4.4% p.a. Average Term: 87 months 90% of total debt Stand-by facility Cash on hand 75% in US$ (vs. 54% in Mar/21) MTM Hedge1 0.2 0.6 0.3 1.6 2.7 8.7 SLB 2032 Issuance = US$1.0 bi EPP 2023 Settlement = US$0.3 bi Bond 2024 Redemption = US$0.4 bi Liability Management: 3.0 SLB EPP Bond 2024 0.3

Cash Flow hedging portfolio responding to the evolution in FX market rates 8 FINANCIAL MANAGEMENT 807 969 731 961 270 40 4.87 5.22 5.37 5.33 5.31 5.10 5.67 6.12 6.10 6.06 6.01 6.02 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Notional (USD MM) Put (average) Call (average) Effects related to cash flow hedging -0.9 Interest on debt +7.7 D FX on debt in US$ +2.3 D MtM of debt dollarization hedges -0.6 D MtM of cash flow hedges Effects related to debt management Cash disbursements of debt dollarization hedges -0.2 Cash disbursements of cash flow hedges 9.7 +2.2 06/30/20: 06/30/21: 4.25 4.72 Total Average Portfolio Put / Call Put / Call -0.8 Others1 ¹ Considers other exchange and monetary variations and the result of commodity hedges and embedded derivative. Financial Result – 2Q21 (R$ billion) Portfolio Renewal – Cash Flow Hedge (ZCC) 5.21 6.00

Financial discipline: Capex in line with guidance and no major disbursement on Cerrado Project 9 CAPEX GUIDANCE 2021 Capex (R$ billion) 2Q21 6M21 2021e Sustaining 1.0 2.0 4.0 Forest and Land 0.1 0.2 0.7 Expansion, Modernization and Others¹ 0.0 0.2 0.5 CERRADO PROJECT 0.2 0.2 1.0 TOTAL 1.3 2.6 6.2 ¹ Includes Port Terminals and Others as detailed on the earnings release.

Takeaways 10 TAKEAWAYS 2Q21 o Structural competitiveness and low inventory levels ensure resilience and strong cash generation in any market scenario o Management initiatives to minimize exogenous pressures on cash cost o Financial discipline in leverage management according to indebtedness policy o Hedging portfolio adjusted to the current exchange rate scenario, resulting in greater cash conversion o Cerrado Project: ongoing negotiations with potential suppliers o Moving forward on strategic agenda with Biodiversity commitment, new SLB issuance and Spinnova IPO

Q&A 11 Investor Relations www.suzano.com.br/ir ri@suzano.com.br